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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 8
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       Banyan Strategic Land Fund II
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 06682 R 10
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                May 5, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is
the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box:   /_/

Check the following box if a fee is being paid with this
statement:   /_/

              Page 1 of 9 pages


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                               SCHEDULE 13D
CUSIP No.  06682 R 10                                     Page 2
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN & CO., L.P.                13-3321472

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  /_/
                                                 (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

                WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                   /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                        7)   SOLE VOTING POWER
                             Not Applicable
         NUMBER
         OF             8)   SHARED VOTING POWER
         SHARES              1,180,000 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)   SOLE DISPOSITIVE POWER
         EACH                Not Applicable
         REPORTING
         PERSON        10)   SHARED DISPOSITIVE POWER
         WITH                1,180,000 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,180,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                        /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN


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                               SCHEDULE 13D
CUSIP No.  06682 R 10                               Page 3
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN INTERNATIONAL LIMITED

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)  /_/
                                          (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)            /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                BRITISH VIRGIN ISLANDS



                        7)    SOLE VOTING POWER
                              Not Applicable
         NUMBER
         OF             8)    SHARED VOTING POWER
         SHARES               286,700 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)    SOLE DISPOSITIVE POWER
         EACH                 Not Applicable
         REPORTING
         PERSON        10)    SHARED DISPOSITIVE POWER
         WITH                 286,700 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         286,700 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                            /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5% (See Item 5)

14)      TYPE OF REPORTING PERSON
                CO

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                               SCHEDULE 13D
CUSIP No.  06682 R 10                                    Page 4
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS, L.P.            13-3544838

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   /_/
                                            (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)          /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                           7)      SOLE VOTING POWER
                                   Not Applicable
         NUMBER
         OF                8)      SHARED VOTING POWER
         SHARES                    1,180,000 (See Item 5)
         BENEFICIALLY
         OWNED BY          9)      SOLE DISPOSITIVE POWER
         EACH                      Not Applicable
         REPORTING
         PERSON           10)      SHARED DISPOSITIVE POWER
         WITH                      1,180,000 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,180,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                   /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN


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                               SCHEDULE 13D
CUSIP No.  06682 R 10                                  Page 5
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS INC.             13-3537972

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a)   /_/

                                               (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                     /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                            7)      SOLE VOTING POWER
                                    Not Applicable
         NUMBER
         OF                 8)      SHARED VOTING POWER
         SHARES                     1,466,700 (See Item 5)
         BENEFICIALLY
         OWNED BY           9)      SOLE DISPOSITIVE POWER
         EACH                       Not Applicable
         REPORTING
         PERSON            10)      SHARED DISPOSITIVE POWER
         WITH                       1,466,700 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,466,700 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                           /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6% (See Item 5)

14)      TYPE OF REPORTING PERSON
                CO



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                               SCHEDULE 13D
CUSIP No.  06682 R 10                               Page 6
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MARK DICKSTEIN

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  /_/

                                              (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

                        7)     SOLE VOTING POWER
                               Not Applicable
         NUMBER
         OF             8)     SHARED VOTING POWER
         SHARES                1,466,700 (See Item 5)
         BENEFICIALLY
         OWNED BY       9)     SOLE DISPOSITIVE POWER
         EACH                  Not Applicable
         REPORTING
         PERSON        10)     SHARED DISPOSITIVE POWER
         WITH                  1,466,700 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,466,700 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6% (See Item 5)

14)      TYPE OF REPORTING PERSON
                IN

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                          Amendment No. 8
                                to
                           Schedule 13D

      This Statement amends the Schedule 13D, dated October 21, 1992, as amended by Amendment Nos. 1 to 7 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Banyan Strategic Land Fund II (the "Company"). Notwithstanding this Amendment No. 8, the Schedule 13D speaks as of its respective dates.


I.       Item 3, "Source and Amount of Funds or Other
         Consideration," is amended by adding the following paragraph:

         "Since August 23, 1994 (the date Amendment No. 7 to the Schedule 13D was filed), Dickstein & Co. has acquired 15,000 shares of Common Stock in the open market at a total cost of $21,050 and Dickstein International has acquired 72,700 shares of Common Stock in the open market at a total cost of $101,930. All of such cost was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."


II. Item 4, "Purpose of Transaction," is hereby amended by adding the following paragraph:

         "In connection with the Company's offer to purchase up to 10,000,000 shares of Common Stock at $1.70 per share, Dickstein & Co., L.P. and Dickstein International Limited have informed the Company that, based on current market conditions, they currently intend to tender all shares of Common Stock owned by them."


III.     Items 5(a) and 5(c), "Interest in Securities of the
         Issuer," are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 1,466,700 shares of Common Stock as of the date of this amendment, representing approximately 7.6% of the shares of Common Stock as of such date. Dickstein & Co. beneficially owns 1,180,000 of such shares of Common Stock (approximately 6.1% of the shares outstanding); and Dickstein International beneficially

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owns 286,700 of such shares of Common Stock (approximately 1.5%
of the shares outstanding).1

         Arthur Wrubel, a Vice President of Dickstein Partners Inc., owns 25,000 shares of Common Stock, as to which he has sole voting and dispositive power. David Brail and Alan Cooper, each a Vice President of Dickstein Partners, Inc., each owns options to purchase 5,000 shares of Common Stock at an exercise price of $1.125 per share, which options are exercisable within 60 days and expire in July 2004.


         (c) On May 5, 1995, Mr. Wrubel purchased in the open market 10,000 shares of Common Stock at $1.375 per share plus commissions of $200 and 15,000 shares of Common Stock at $1.50 per share plus commissions of $150. Except as aforesaid, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."























1   Percentages based on 19,263,596 shares of Common Stock
    reported by the Company to be outstanding as of March 16,
    1995.
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                                 SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  May 8, 1995


                             DICKSTEIN & CO., L.P.

                              By:  Alan Cooper, as Vice President
                                   of Dickstein Partners Inc.,
                                   the general partner of
                                   Dickstein Partners, L.P., the
                                   general partner of Dickstein &
                                   Co., L.P.


                                  /s/Alan Cooper
                                  Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                                   of Dickstein Partners Inc.,
                                   the agent of Dickstein
                                   International Limited

                                   /s/ Alan Cooper
                                   Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                                   of Dickstein Partners Inc.,
                                   the general partner of
                                   Dickstein Partners, L.P.

                                  /s/ Alan Cooper
                                  Name:  Alan Cooper

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                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                                  /s/ Alan Cooper
                                  Name:  Alan Cooper


                                 /s/ Mark Dickstein
                                     Mark Dickstein

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